Exhibit 99.1

For immediate release

LION ELECTRIC ANNOUNCES LAUNCH OF OVERNIGHT

MARKETED PUBLIC OFFERING OF UNITS

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated June 17, 2022 to its short form base shelf prospectus dated June 17, 2022.

MONTREAL, December 12, 2022 /CNW Telbec/ - The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced the launch of a marketed public offering of units (the “Units”) in the United States and Canada (the “Offering”).

Each Unit will consist of one common share in the capital of the Company (each a “Unit Share”) and one common share purchase warrant (each a “Warrant”). Each whole Warrant will entitle the holder thereof to acquire one common share in the capital of the Company (each a “Warrant Share”) at an exercise price to be determined in the context of the market for a period of five (5) years following the closing of the Offering.

B. Riley Securities, Inc. and National Bank Financial Inc. are acting as joint bookrunners for the Offering (the “Underwriters”). The Offering will be priced in the context of the market with the price, total size and other final terms of the Offering to be determined at the time of entering into an underwriting agreement for the Offering.

Under the terms of the underwriting agreement, the Company will also grant the Underwriters an over-allotment option, exercisable for a period of 30 days from the date of the closing of the Offering, to purchase additional Units representing in the aggregate up to 15% of the total number of Units to be sold pursuant to the Offering.

In connection with the closing of the Offering, Power Sustainable Capital Inc., through its wholly-owned subsidiary Power Energy Corporation (“PEC”), has indicated an interest in purchasing Units at the offering price, representing an aggregate purchase price of approximately US$25 million. Because this indication of interest is not a binding agreement or commitment to purchase, the Underwriters may determine to sell more, fewer or no Units to PEC, or PEC may determine to purchase more, fewer or no Units in the Offering.

The Company intends to use the net proceeds of the Offering to strengthen its financial position, and allow it to continue to pursue its growth strategy, including the Company’s capacity expansion projects in Joliet, Illinois and Mirabel, Québec.

Closing of the Offering will be subject to a number of customary conditions, including the entering into of the definitive underwriting agreement, the listing of the Unit Shares issuable by the Company as part of the Offering on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”), and any required approvals of the NYSE and the TSX. The Company has applied to list the Unit Shares, the Warrants Shares and the Warrants on the NYSE and the TSX. Listing will be subject to the Company fulfilling all of the listing requirements of the NYSE and the TSX, including, in respect of the Warrants, distribution of the Warrants to a minimum number of public securityholders.

In connection with the Offering, the Company will file a preliminary prospectus supplement to its short form base shelf prospectus dated June 17, 2022 (the “base shelf prospectus”). The preliminary prospectus supplement will be filed with the securities regulatory authorities in each of the provinces and territories of Canada, and with the U.S. Securities and Exchange Commission (the “SEC”) and, once filed, will form a part of the registration statement filed with the SEC on Form F-10 under the U.S.-Canada multijurisdictional disclosure system (MJDS) that is currently effective. The Offering will be made in Canada only by means of the base shelf prospectus and preliminary prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and preliminary prospectus supplement. Such documents contain important information about the Offering. Copies of the base shelf prospectus, and the preliminary prospectus supplement when available, can be found on SEDAR at www.sedar.com and a copy of the registration statement, including the base shelf prospectus and the preliminary prospectus supplement when available, can be found on EDGAR at www.sec.gov. Copies of such documents may also be obtained from any of the following sources: B. Riley Securities Inc., Attn: Prospectus Department, 1300 17th Street North, Suite 1300, Arlington, VA 22209, telephone: (703) 312-9580 or by emailing prospectuses@brileyfin.com; or National Bank Financial Inc., 130 King Street West, 4th Floor Podium, Toronto, ON M5X 1J9, telephone (416) 869-6534 or by emailing ecm-origination@nbc.ca.

Prospective investors should read the base shelf prospectus and the preliminary prospectus supplement as well as the registration statement before making an investment decision.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT LION ELECTRIC

Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Any statements contained in this press release that are not statements of historical fact, including statements regarding the proposed Offering and the terms thereof, the purchase by Power Energy Corporation of Units pursuant to the Offering, the listing of the Unit Shares, the Warrant Shares and the Warrants on the NYSE and the TSX, the closing of the Offering and the intended use of proceeds thereof, are forward-looking statements and should be evaluated as such.

Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. Such forward-looking statements are based on a number of estimates and assumptions that the Company believes are reasonable when made and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. Such estimates and assumptions are made by the Company in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this press release, including, among other factors, those risk factors identified in the offering documents relating to the Offering and the documents incorporated by reference therein. Readers are cautioned to consider these and other factors carefully when making decisions with respect to the Units and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that the Company considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company. Readers cannot be assured that the Offering discussed above will be completed on the terms described above, or at all. Except as may be expressly required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise. All of the forward-looking statements contained in this press release are expressly qualified by the foregoing cautionary statements.

For further information:

Nicolas Brunet, Executive Vice-President and Chief Financial Officer, 450-432-5466.